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                                                               February 24, 1997

              [LOGO]

To Our Shareholders in the United States:

    I am pleased to inform you that on February 20, 1997 Champion Road Machinery Limited (the "Company") entered into an Acquisition Agreement (the "Acquisition Agreement") with Volvo Construction Equipment N.V. ("Parent"), a wholly owned subsidiary of AB Volvo (publ) ("Volvo"), pursuant to which VCE Acquisition Inc., a wholly owned subsidiary of Parent (the "Purchaser"), has commenced a cash tender offer (the "Offer") to purchase all of the outstanding Company common shares (the "Common Shares" or the "Shares") for CDN $15.00 per Share. If over 90% of the outstanding Shares (exclusive of Shares currently held by Purchaser, Parent or Volvo or certain affiliates or associates of Purchaser) are tendered in the Offer, the Offer will be followed by the compulsory acquisition of the remaining Shares outstanding pursuant to certain provisions of Canadian law and any Shares not owned by the Purchaser, Parent or Volvo will be purchased for CDN $15.00 per Share in cash (or any higher price that may be paid in the Offer), without interest. If less than 90% of the Shares are tendered in the Offer, Purchaser and Parent may make subsequent acquisitions of Shares as set forth in the attached Schedule 14D-9. As described in the Schedule 14D-9, certain holders of Company Common Shares, holding approximately 34.3% of the Shares, have entered into an agreement with Purchaser to tender their Shares in the Offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE OFFER, DETERMINED THAT THE TERMS OF THE OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMPANY COMMON SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of ScotiaMcLeod Inc., the Company's financial advisor, that the consideration to be received by the holders of Company Common Shares in the Offer is fair to such holders from a financial point of view. The Schedule 14D-9 is being sent only to U.S. shareholders of the Company; a Directors' Circular prepared pursuant to Canadian law containing substantially the same information is being sent to the Company's Canadian shareholders.

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase for Cash (including the related Circular), dated February 24, 1997, of the Purchaser, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                                     [SIGNATURE]
                                          Arthur F. Church
                                          PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER